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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or DAVID CAULFIELD

NEWS RELEASE

First Option taken on the Kliyul Project, BC

Vancouver, BC – January 9, 2014:  Kiska Metals Corporation (“Kiska” or the “Company”) reports that, further to the news release dated October 1, 2013, Teck Resources Limited (“Teck”) has elected to take up an option to earn a 51% interest in the Kliyul Project (the “Property”) in north-central British Columbia (the “First Option”).  Teck had until January 31, 2014 to make such an election.

Under the First Option, Teck can earn a 51% interest in the Property by incurring a cumulative aggregate of $5.5 million in exploration expenditures on the Property on or before January 31, 2018.  Should Teck exercise the First Option, Teck may elect to acquire an additional 14% interest in the Property, for a total interest of 65%, by incurring an additional $6.5 million in exploration expenditures (for a total of $12.0 million) on the Property on or before the third anniversary of the exercise of Teck’s First Option.

Kliyul is a gold-copper porphyry project located 67 kilometres southeast of the shuttered Kemess Mine and lies adjacent to the Kemess Mine access road and power line. The Company owns a 100% interest in the 6,537 hectare property subject to a 1.5% NSR. The main area of interest on the property is the “Kliyul Zone”, an 800 by 800 m magnetic high anomaly tested by 21, mostly shallow (<125m below surface) drill holes completed prior to 1995. This shallow drilling returned significant copper-gold intercepts in a magnetite breccia, including 76.4 metres of 1.16 g/t Au and 0.33% Cu from 55.95 metres (KL-8).  It should be noted that this intercept is from a historical drill hole (pre-1995) for which the original assay certificates and sampling protocols cannot be confirmed. The most recent drilling at Kliyul, in 2006, yielded encouraging copper and gold intersections from two deeper holes.  In KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold. KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property and both ended in mineralization. To view figures of Kliyul please click on the following link http://www.kiskametals.com/i/maps/kliyul/2014-01-06_Kliyul_Maps.pdf

In the autumn of 2013, Kiska completed an exploration program totaling approximately $500,000, funded under a loan arrangement with Teck, comprising surface geophysics, property scale geological mapping, and core re-logging in the Kliyul Zone. With Teck electing to take up the First Option, these expenditures under the loan are now considered expenditures under the First Option and the loan is forgiven.  The 2013 geophysics survey consisted of 25.4 line kilometres of pole-dipole induced polarization (“IP”) and ground magnetics surveys extending 2.5 by 2.2 kilometres west of a previous survey conducted in 2011 over the main Kliyul Zone. This survey merged with previous data provides a 5 by 3 kilometre area of induced polarization and magnetics coverage over the Kliyul Zone and peripheral target areas. Property-scale geological mapping was conducted in the survey area to provide geological context to the geophysical results and historical surface geochemical anomalies. This work identified a 2.8 kilometre long IP chargeability high anomaly which is centred on the Kliyul Zone and coincident with mapped phyllic alteration. Mapped phyllic alteration continues a further 3 km to the southeast, in the Bap Ridge target area, but the IP survey planned for this area was curtailed due to inclement weather. The geophysical survey and surface work also identified new targets, the Ginger and Shadow zones, located 1.5 kilometres to the northwest and west, respectively, of the Kliyul Zone. These new, untested prospects are defined by surficial copper geochemical anomalies coincident with moderate magnetic high anomalies within the larger IP chargeability high anomaly, features similar to the Kliyul Zone.

The re-logging of drill core from the Kliyul Zone helped to develop a better understanding of the timing relationships between intrusive suites, alteration, veining, and copper-gold mineralization. Gold and copper mineralization in the Kliyul Zone appears to be associated with multiple phases of magnetite breccia and quartz-chalcopyrite veining within and adjacent to diorite porphyry intrusive rocks. This work will form the basis for future drilling.

“The drill core re-logging completed in the autumn program at the Kliyul Zone finally allowed us to merge the historical and 2006 drill results into a set of geologically consistent cross-sections. These observations and sections show an intensity and continuity in alteration and mineralization that is characteristic of a porphyry system,” states Mike Roberts, P.Geo., Vice President, Exploration, “and show that the system is wide-open for future drill testing. In addition, the definition of new targets at the Ginger and Shadow zones, and the presence of a large area of mapped phyllic alteration at Bap Ridge is encouraging for future exploration elsewhere on the property.”

Qualified Person Statement

The content of this release has been reviewed by Mike Roberts, P.Geo., Vice President, Exploration of Kiska Metals Corporation. Dr. Roberts is a Qualified Person under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects available for option/joint venture throughout North America and Australia. One of the more advanced assets is the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential that contains a 2.25 M oz gold-equivalent indicated resource. Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

On behalf of Kiska Metals Corporation

 "David Caulfield"

 David Caulfield, P.Geo., Interim President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov